UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
LAKE VICTORIA MINING COMPANY, INC.
(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

511082 109
(CUSIP Number)

copy to: David Kalenuik Suite 810 – 675 West Hastings Street, Vancouver, BC V6B 1N2 604-719-2896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	511082 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Kalenuik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,220,000(1)
	8	SHARED VOTING POWER
20,791,000(2)
	9	SOLE DISPOSITIVE POWER
2,220,000(1)
	10	SHARED DISPOSITIVE POWER
20,791,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,011,000(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 19.53% based on 117,833,733 shares of common stock outstanding(4)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)           Includes 1,500,000 Shares that may be acquired on the exercise of options held by David Kalenuik.

(2)           Includes 16,186,000 Shares held by Heidi Kalenuik, spouse of David Kalenuik, 15,000 Shares registered in the name of the Kalenuik’s children, 750,000 Shares that may be acquired on the exercise of warrants held by Heidi Kalenuik and 3,840,000 Shares that may be acquired on the exercise of options held by Heidi Kalenuik.

(3)           Includes 720,000 Shares held by David Kalenuik, 1,500,000 Shares that may be acquired on the exercise of options held by David Kalenuik, 19,186,000 Shares held by Heidi Kalenuik, spouse of David Kalenuik, 15,000 Shares registered in the name of the Kalenuik’s children, 750,000 Shares that may be acquired on the exercise of warrants held by Heidi Kalenuik.

(4)           Calculated based on the aggregate of 117,833,733 Shares, which consists of 111,743,733 Shares outstanding as of May *, 2011, 5,340,000 options exercisable within sixty days and 750,000 warrants exercisable within sixty days pursuant to Rule 13d-3 of the Act.

CUSIP No.	511082 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heidi Kalenuik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,776,000(1)
	8	SHARED VOTING POWER
2,235,000(2)
	9	SOLE DISPOSITIVE POWER
20,776,000(1)
	10	SHARED DISPOSITIVE POWER
2,235,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,011,000(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 19.53% based on 117,833,733 shares of common stock outstanding(4)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)           Includes 3,840,000 Shares that may be acquired on the exercise of options and 750,000 Shares that may be acquired on exercise of warrants held by Heidi Kalenuik.

(2)           Includes 720,000 Shares held by David Kalenuik, 15,000 Shares registered in the name of David Kalenuik’s children and 1,500,000 Shares that may be acquired on the exercise of options held by David Kalenuik.

(3)           Includes 16,186,000 Shares held by Heidi Kalenuik, 3,840,000 Shares that may be acquired on the exercise of options held by Heidi Kalenuik, 750,000 Shares that may be acquired on the exercise of warrants held by Heidi Kalenuik, 720,000 Shares held by David Kalenuik, 1,500,000 Shares that may be acquired on the exercise of options held by David Kalenuik and 15,000 Shares registered in the name of the Kalenuik’s children.

(4)           Calculated based on the aggregate of 117,833,733 Shares, which consists of 117,743,733 Shares outstanding as of May17 , 2011, 5,340,000 options exercisable within sixty days and 750,000 warrants exercisable within sixty days pursuant to Rule 13d-3 of the Act

This Schedule 13D is being filed on behalf of David Kalenuik and Heidi Kalenuik (the “Reporting Persons”) relating to the shares of common stock of Lake Victoria Mining Company, Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.00001 par value of the Issuer. The principal executive offices of the Issuer are located at Suite 810 – 675 West Hastings Street, Vancouver, BC  V6B 1N2.

Item 2.  Identity and Background

(a)	David Kalenuik and Heidi Kalenuik.
(b)	The business address of David Kalenuik and Heidi Kalenuik is Suite 810 – 675 West Hastings Street, Vancouver, BC V6B 1N2.
(c)	Mr. Kalenuik is a businessman and Mrs. Kalenuik is a business woman.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	David Kalenuik is a citizen of Canada and Heidi Kalenuik is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Considerations

On July 8, 2009, Kilimanjaro Mining Company, Inc., the Reporting Persons and the Issuer entered into a Securities Exchange Agreement (the “Acquisition”) pursuant to which the Issuer acquired all of the issued and outstanding common shares of Kilimanjaro. The acquisition was completed on August 7, 2009 and the stockholders of Kilimanjaro received approximately 37,653,549 or 67% of the Issuer’s issued shares of common stock. Heidi Kalenuik, the spouse of David Kalenuik was a significant stockholder of Kilimanjaro prior to the consummation of the transaction and received 15,411,000 shares of the Issuer’s common stock in exchange for her shares in Kilimanjaro. The shares were acquired in an offshore transaction pursuant to Regulation S of the Securities Act of 1933 on the basis that Mrs. Kalenuik represented that she was not a “US person” as such term is defined in Regulation S.

On February 8, 2010, Heidi Kalenuik acquired 750,000 units at a price of $0.20 per unit with each unit consisting of one share of the Issuer’s common stock and one share purchase warrant exercisable to purchase an additional share or common stock of the Issuer at a price of $1.25 until February 7, 2013.  The units were acquired in an offshore transaction pursuant to Regulation S of the Securities Act of 1933 on the basis that Mrs. Kalenuik represented that she was not a “US person” as such term is defined in Regulation S.

On August 7, 2009 acquired 720,000 shares of the Issuer at a price of $0.2183

On October 20, 2010, the Issuer granted David Kalenuik 1,000,000 stock options exercisable at a price of $0.45 per share until October 20, 2013.

On October 20, 2010, the Issuer granted Heidi Kalenuik 840,000 stock options exercisable at a price of $0.45 per share until October 20, 2013.

On November 4, 2011, the Issuer and David Kalenuik agreed to cancel 1,000,000 previously issued options at an exercise price of $0.45 per share and the Issuer granted options to David Kalenuik 1,000,000 stock options exercisable at a price of $0.15 per share until November 4, 2014.

On November 4, 2011, the Issuer and Heidi Kalenuik agreed to cancel 840,000 previously issued options at an exercise price of $0.45 per share and the Issuer granted options to Heidi Kalenuik 840,000 stock options exercisable at a price of $0.15 per share until November 4, 2014.

On April 30, 2012, the Issuer granted David Kalenuik 500,000 stock options exercisable at a price of $0.09 per share until April 30, 2015.

On April 30, 2012, the Issuer granted Heidi Kalenuik 3,000,000 stock options exercisable at a price of $0.09 per share until April 30, 2015.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the above noted shares, warrants and options of the Issuer for investment purposes, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

The Reporting Persons do not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, or the disposition of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or its subsidiary; a sale or transfer of a material amount of assets of the Issuer or its subsidiary; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is 23,011,000 shares, or approximately 19.53% of the Issuer, based on 117,833,733 Shares, which consists of 111,743,733 Shares outstanding as of the date of this statement, 5,340,000 Shares that may be acquired on the exercise of options within sixty days and 750,000 Shares that may be acquired on the exercise of warrants within sixty days.

Of the 23,011,000 Shares, 16,186,000 Shares, 750,000 Shares that may be acquired on the exercise of warrants and 3,840,000 Shares that may be acquired on the exercise of options are held by Heidi

Kalenuik; 720,000 Shares and 1,500,000 Shares that may be acquired on the exercise of options are held by David Kalenuik; and 15,000 Shares are held by the Kalenuik’s children.

Mr. Kalenuik has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 720,000 Shares and 1,500,000 Shares that may be acquired on the exercise of options.

No person, other than Mr. Kalenuik, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 720,000 Shares and 1,500,000 Shares that may be acquired on the exercise of options.

Mrs. Kalenuik has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 16,186,000 Shares, 750,000 Shares that may be acquired on the exercise of warrants and 3,840,000 Shares that may be acquired on the exercise of options.

No person, other than Mrs. Kalenuik, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,186,000 Shares, 750,000 Shares that may be acquired on the exercise of warrants and 3,8400,000 Shares that may be acquired on the exercise of options.

The Reporting Persons have shared power to vote or to direct the vote, and to dispose of or to direct disposition of the 15,000 Shares held by the Kalenuik’s children.

The Reporting Persons have not effected any transaction in the shares of common stock of the Issuer during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
10.1
Securities Exchange Agreement dated July 8, 2009 among Lake Victoria Mining Company, Inc. Kilimanjaro Mining Company Inc. and all of the shareholders of Kilimanjaro Mining Company Inc. (incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2009.

99.1*	Joint Filing Agreement between David Kalenuik and Heidi Kalenuik

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2012	/s/ David Kalenuik Signature
David Kalenuik

Dated: May 17, 2012	/s/ Heidi Kalenuik Signature
Heidi Kalenuik